UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

THE NEPTUNE SOCIETY, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
640776 20 9
(CUSIP Number)
August 7, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / /      Rule 13d-1(b)

    /x/      Rule 13d-1(c)

    / /      Rule 13d-1(d)

CUSIP No. 640776 20 9	13G	Page 2 of Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Community Memorial Centers, L.L.C., FEIN: 93-1247174

(2)	Check the Appropriate Box if a Member of a Group	(a)	/ /
	(See Instructions)	(b)	/x/

(3)	SEC Use Only

(4)	Citizenship or Place of Organization: Oregon

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power: 871,621 shares of Common Stock, which includes 83,333 shares issuable upon conversion of convertible debentures

		(6)	Shared Voting Power: 0

		(7)	Sole Dispositive Power: 871,621 shares of Common Stock, which includes 83,333 shares issuable upon conversion of convertible debentures

		(8)	Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 871,621 shares of Common Stock, which includes 83,333 shares issuable upon conversion of convertible debentures

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) /x/

(11)	Percent of Class Represented by Amount in Row (9): 10.3%

(12)	Type of Reporting Person (See Instructions): O

Item 1(a)  Name of Issuer:

   The Neptune Society, Inc., a Florida corporation (the "Issuer")

Item 1(b)  Address of Issuer's Principal Executive Offices:

   3500 W. Olive, Suite 1430, Burbank, California 91505

Item 2(a)  Name of Person Filing:

   Community Memorial Centers, L.L.C. ("CMC")

Item 2(b)  Address of Principal Business Office or, if None, Residence:

   6637 SE Milwaukie Ave., Portland, Oregon 97202

Item 2(c)  Citizenship:

   Oregon

Item 2(d)  Title of Class of Securities:

   Common Stock

Item 2(e)  CUSIP Number:

   640776   20   9

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     (a) / / Broker or dealer registered under Section 15 of the Exchange Act;

     (b) / / Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act;

     (d) / / Investment company registered under Section 8 of the Investment Company Act of 1940;

     (e) / / An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

     (f) / / An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

     (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

     (j) / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

   (a) Amount beneficially owned: 871,621 shares of the Common Stock of the Issuer (which includes 83,333 shares issuable upon conversion of a convertible debenture). CMC is a member managed limited liability company, which entity has two members, The Apogee Companies, Inc., a California corporation ("Apogee"), whose membership interest represents 49% of the membership interests thereof, and The Prestige Group, Inc., an Oregon corporation ("Prestige"), whose membership interest represents 51% of the membership interests thereof. Prestige is owned 50% by David Schroeder ("Schroeder") and 50% by Michael Ashe ("Ashe"). CMC is the sole member of Heritage Memorial Society, L.L.C., an Oregon limited liability company ("Heritage"). The number of shares being reported as beneficially owned by CMC includes all shares of the Common Stock of the Issuer owned by Heritage but does not include (i) 42,487 shares of the Common Stock of the Issuer owned by Apogee, (ii) 22,113 shares of the Common Stock of the Issuer owned by Schroeder, or (iii) 22,113 shares of the Common Stock of the Issuer owned by Ashe.

   (b) Percent of Class: 10.3%

   (c) Number of Shares as to which the reporting person has:

    (i)
    Sole power to vote or to direct the vote: 871,621 shares of Common Stock, which includes 83,333 shares issuable upon conversion of convertible debentures

    (ii)
    Shared power to vote or direct the vote: 0

    (iii)
    Sole power to dispose or to direct the disposition of: 871,621 shares of Common Stock, which includes 83,333 shares issuable upon conversion of convertible debentures

    (iv)
    Shared power to dispose or to direct the disposition of: 0.

Item 5.  Ownership of Five Percent or Less of a Class.

   Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

   Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

   Not applicable.

Item 8.  Identification and Classification of Members of the Group.

   Not applicable.

Item 9.  Notice of Dissolution of Group.

   Not applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 2001 (Date)

COMMUNITY MEMORIAL CENTERS, L.L.C.

By:	THE APOGEE COMPANIES, INC. (Member)

By:
Tom Camp Chief Executive Officer

By:	THE PRESTIGE GROUP, INC. Member)

	By:	David Schroeder Vice President